UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 17 April 2020

Orange confirms that its Annual General Meeting will be held on 19 May and adapts its dividend policy

Following a meeting held on 16 April, Orange’s Board of Directors has decided to confirm the date of its Combined Shareholders’ Meeting on 19 May 2020. Exceptionally, due to the Covid-19 pandemic and by application of ordinance no. 2020-321 of 25 March 2020, the Shareholders’ Meeting will be held behind closed doors at Orange’s corporate headquarters, 78 rue Olivier de Serres, 75015 Paris, at 4pm.

Taking into account the uncertainty caused by this exceptional crisis, the Board of Directors has proposed a decrease in the 2019 dividend from 0.70 euro to 0.50 euro per share. This means that the 0.40-euro balance, which remains to be paid, will be reduced to 0.20 euro. The payment date remains unchanged at 4 June 2020.

For 2020-2023, the objective to distribute a dividend of 0.70 euro per share will be reviewed at a later date in light of the evolving situation. The Board of Directors has provided for the right to offer shareholders the option of being paid a 2020 interim dividend in Orange shares.

The Board of Directors has also reviewed the additional requests and addendum to resolutions, and the points added to the agenda by shareholders pursuant to Article L. 225-105 of the French commercial code.

The Notice of Meeting provided for in article R. 225-66 of the French commercial code with the final agenda as modified by the additional requests, the addendum to resolutions and the points added to the agenda will be published on 24 April 2020.

Stéphane Richard, Chairman and CEO of the Orange Group said: "Based on currently available information, Orange does not expect a significant deviation from its 2020 objectives, but we are closely monitoring the situation and its developments. The important role played by the telecoms sector during this crisis to ensure the continued functioning of our economy and society as a whole confirms the strategic character of our activities. Beyond this, the collective commitment of our employees, the solidity of our financial situation and the relevance of our strategic action plans will allow Orange to face up to this unprecedented crisis".

Special procedures of holding the Annual Shareholders’ Meeting

The Combined Shareholders’ Meeting will be held behind closed doors, without the physical presence of shareholders or any other person who would otherwise have the right to attend, and will be broadcast from 4pm on 19 May 2020 on Orange’s website at https://oran.ge/ag2020. A full video replay of the Shareholders’ Meeting will also be available on the website the following day; the minutes will be made available online as soon as possible after the meeting.

Information for Shareholders

All information related to the Shareholders’ Meeting is available on Orange Internet website at https://oran.ge/ag2020, under "Documentation".

Shareholders can request documentation that is not accessible online by sending a request by email to the following address: assemblee.generale@orange.com. Requests will be answered in electronic form provided that a return email address is indicated in the initial request.

Attendance terms

Given the current restrictions on travel and events, it will not be possible to request an admission card to the meeting.

During the Shareholders’ Meeting, it will not be possible to ask questions live or propose new resolutions.

Shareholders who wish to ask written questions can send them by registered letter to the Chairman of the Board of Directors, 78 rue Olivier de Serres, 75505 Paris Cedex 15, or by email to assemblee.generale@orange.com, together with the account registration certificate for those holding their shares in bearer form. All questions must be received by Wednesday 13 May 2020 at midnight (Paris time), at the latest.

Answers to written questions may be published directly on Orange’s website at https://oran.ge/ag2020.

In addition, a dedicated website will be available from 12 May 2020 in order to collect questions that are not legally qualified as written questions. These will be grouped by theme and, as far as is possible, will be answered during the online broadcast.

Voting mechanism

Shareholders will only be able to exercise their right to vote remotely and ahead of the Shareholders’ Meeting.

Shareholders are therefore strongly encouraged to convey their voting instructions online before the Combined Shareholders’ Meeting through the VOTACCESS voting platform, or, if preferred, by granting a proxy as described below.

Taking into account the difficulties presently encountered by the postal services, it is recommended to shareholders that they convey their voting instructions or proxy, wherever possible, through this digital platform.

The VOTACCESS platform will be operational from Wednesday 29 April 2020. The deadline for online voting before the Shareholders’ Meeting is Monday 18 May 2020 at 3pm (Paris time). However, in order to avoid any potential saturation of the VOTACCESS platform, it is recommended that shareholders do not to wait until the day before the Shareholders’ Meeting to vote.

Exceptionally, and in accordance with decree n°2020-418 of 10 April 2020, (i) appointments or revocations of mandates with indication of proxy must be received by at the latest four days before the date of the Shareholders’ Meeting, i.e. no later than 15 May 2020 and (ii) the proxy must send his instructions for the exercise of the mandates available to BNP Paribas Securities Services by email (to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com), by filling out the postal voting form, at the latest four days before the date of the Shareholders’ Meeting, i.e. no later than 15 May 2020.

Only shareholders holding an account registration certificate, either in their name or in the name of a financial intermediary on their behalf, dated at the latest on Friday 15 May 2020 at midnight (Paris time) will be authorized to participate in the Shareholder’s Meeting.

Electronic voting (Internet)

-     For the shareholder holding shares in registered form: holders of shares in pure or administered registered form who wish to cast their vote online can log in to the VOTACCESS platform via the Planetshares website at: https://planetshares.bnpparibas.com.

-     For shareholders holding shares in bearer form: the holder of shares in bearer form must make the necessary enquiries to find out if her/his custodian is connected or not to the VOTACCESS platform and, as the case may be, if this access has specific terms and conditions. If the custodian is connected to the VOTACCESS platform, the shareholder can identify her/himself on the Internet portal of her/his financial intermediary with her/his usual ID codes to vote or grant proxy to the Chairman of the meeting.

Postal voting

-          For shareholder holding shares in registered form: send back the postal voting form or the proxy form alongside the notice of meeting to BNP Paribas Securities Services, Service "Assemblées Générales" (see address below).

-          For shareholders holding shares in bearer form: a request for the specific postal voting form or the proxy form must be made to the financial intermediary managing the securities account as from the date of calling of the Shareholders’ meeting. The form, once filled out, shall be sent back to the custodian who will send it to BNP Paribas Securities Services, Service "Assemblées Générales" with the appropriate shareholder certificate.

In order to be taken into account, the postal voting ballots must be received by the Company or BNP Paribas Securities Services, Service "Assemblées Générales", at the latest on Monday 18 May 2020 at 3pm (Paris time).

In case of a proxy given to the Company without any indication of intention, it is important to understand that the Chairman will cast a vote "in favour" of the resolutions presented or approved by the Board of Directors and will vote "against" the other resolutions.

The postal address of BNP Paribas Securities Services, Service "Assemblées Générales" is: CTS Assemblées Générales - Les Grands Moulins de Pantin, 9 rue du Débarcadère - 93761 Pantin Cedex (France).

The detailed timeline and guidelines concerning the voting mechanism for the Shareholders’ Meeting are available online (please see Shareholders’ Information section above).

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation and results of operations. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain; it could have an impact on the Group’s business and financial situation and may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on March 21, 2019 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on April 16, 2019 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 147,000 employees worldwide at 31 December 2019, including 87,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 31 December 2019, including 207 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

Olivier Emberger; olivier.emberger@orange.com; +33 1 44 44 93 93

ORANGE

Date: April 17, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations